# EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm Therein)

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
|  |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/2025 _____
                                           MM/DD/YY                                 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equity Zen Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 New York Plaza, 12th Floor
(No. and Street)

| New York | NY | 10004 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Pascal Roche | 212 751 4422 | pascal.roche@equityzen.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

| 50 Rockefeller Plaza | New York | NY | 10020 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

                                                                2468

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
| --- | --- |

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Phillip Haslett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EquityZen Securities, LLC _____, as of 12/31 _____, 2 -25 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Zaim Lakti
Notary Public - State of New York
No. 01LA6427703
Qualified in Richmond County
My Commission Expires 01-03-2030

Signature:

Title:
CEO

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Report of Independent Registered Public Accounting Firm**1-2

**Financial Statement**



**Citrin Cooperman & Company, LLP**
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
**T** 212.697.1000 **F** 212.202.5107
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
EquityZen Securities LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EquityZen Securities LLC as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of EquityZen Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of EquityZen Securities LLC's management. Our responsibility is to express an opinion on EquityZen Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to EquityZen Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



## Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of EquityZen Securities LLC's financial statements. The supplemental information is the responsibility of EquityZen Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Citrin Cooperman & Company, LLP*

We have served as EquityZen Securities LLC's auditor since 2019.
New York, New York
March 26, 2026

# EquityZen Securities LLC

## STATEMENT OF FINANCIAL CONDITION

|  |  | December 31, 2025 |
|---|---|---:|
| **ASSETS** | | |
| Cash | $ | 5,052,971 |
| Accounts receivable | | 605,753 |
| Prepaid expenses and other assets | | 65,866 |
| **Total assets** | $ | 5,724,590 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accounts payable and accrued expenses | $ | 348,334 |
| Due to related parties | | 1,315,620 |
| Deferred revenue | | 11,788 |
| **Total liabilities** | | 1,675,742 |
| **Member's equity** | | 4,048,848 |
| **Total liabilities and member's equity** | $ | 5,724,590 |

The accompanying notes are an integral part of this financial statement.

## NOTES TO FINANCIAL STATEMENT

### 1. Nature of business

*Nature of Business*

EquityZen Securities LLC (the "Company") is a Delaware limited liability company with its principal place of business in New York.  The Company is wholly-owned by EquityZen Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").  The Company provides certain private placement advisory services, on a fee basis, to institutions and qualified individuals. The Company acts as placement agent in private placement transactions and also advises on structuring of private placement transactions. The Company is typically compensated on a fee-for-services basis, including a placement agent fee for the placement of securities.

### 2. Summary of significant accounting policies

*Basis of Presentation*

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

*Use of Estimates*

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition*

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

*Placement Fees and Selling Fees*

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees and selling fees on these transactions and believes that its performance obligation is completed upon execution of the transaction documentation with its customers and as such is earned on the date control is transferred to a buyer. Revenue is recognized and considered earned at a specific point in time.

## 2. Summary of significant accounting policies (continued)

*ROFR Revenue*

Some customers have agreements requiring them to first offer their shares to the other owners of the Company. The other owners have a set time period to buy the shares before the customer can offer their shares to outside investors. If the other owners exercise that right the Company earns a ROFR (right of first refusal) fee from the customer selling its shares. Revenue is recognized and considered earned at a specific point in time.

The beginning and ending contract balances were as follows:

|  | December 31, 2025 | January 1, 2025 |
|---|---|---|
| Accounts receivable, net | $ 605,753 | $ 66,733 |
| Deferred Revenues | 11,788 | 245,660 |

*Current Expected Credit Losses*

FASB ASC Topic 326, Financial Instruments - Credit Losses, introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

The Company uses the account receivable aging method, for receivables from third parties, to determine the provision for its allowance of expected credit losses to calculate the net realizable value. For financial assets measured at amortized cost (e.g. cash and cash equivalents and accounts receivable, net), the Company makes an assessment of expected credit losses based on the nature and contractual life or expected life of the financial assets and historic and expected losses.

In 2025, the Company elected the practical expedient in paragraphs 326-20-30-10C through 30-10D to estimate expected credit losses related to its receivables classified as current in accordance with paragraph 210-10-45-3. The practical expedient allows the Company to assume that current conditions as of the statement of financial condition date do not change for the remaining life of the assets. The Company has determined that the current conditions as of the statement of financial condition date are consistent with those conditions that existed during the period that the historical data were collected. Accordingly, the Company determined that no adjustment to its historical loss information is necessary.

*Income Taxes*

The Company is considered, for its 2025 tax filings, a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its Parent company. The Company's earnings and losses are included in the Parent company's return and passed through to its members.

The Company evaluates its uncertain tax positions under the provisions of FASB ASC Topic 740, Income Taxes ("ASC 740"). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

## 2. Summary of significant accounting policies (continued)

Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits."

A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2025, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statement of operations. Penalties related to unrecognized tax benefits are required to be calculated and would be classified as "income tax expense" in the statement of operations. For the year ended December 31, 2025, no interest or penalties were required to be recorded.

*Leases*

In accordance with FASB ASC Topic 842, Leases ("ASC 842"), the Company accounts for its rent included in the service agreement as an operating lease using the practical expedients permitted under ASC 842. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Variable lease payments are recognized in the period in which the obligation is incurred. For 2025, the Company's lease obligations are deemed to be short-term and variable.

## 3. Cash and concentration of credit risk

In 2023, the Company established an insured cash sweep account at its primary financial institution partner in response to the shut-down of certain financial institutions that year. Since the establishment of this sweep account, all cash balances held by the Company have been federally insured. The Company maintains an insured cash sweep account with its primary banking partner. As of December 31, 2025, the full amount of $5,052,971 in cash is insured through routine FDIC insurance protections and the cash sweep mechanism. The Company has no other concentrations of credit risk to note.

## 4. Obligations under Rule 15c3-3

The Company limits its business activities to that of a placement agent of securities. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

## 5. Contingencies

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. As part of a routine regulatory examination, FINRA referred certain items to its Enforcement Department for additional review. At this stage, the company has

### 5.  Contingencies (continued)

not been informed of any expected outcome, and no accrual has been recorded as any potential loss is not probable or reasonably estimable.

### 6.  Related party transactions

*Service Agreement and Due to Parent*

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company.  These include professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel and other general and administrative services. The Parent is owed $1,315,620 from the Company for expenses incurred on behalf of the Company as of December 31, 2025, which is included in "Due to related parties" in the statement of financial condition. The amount does not bear interest and there are no stated payment terms.

### 7.  Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its Chief Executive Officer and Board Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Please refer to the Statement of Financial Condition and Statement of Operations for relevant financial data for the Company's single operating segment.

### 8.  Net capital requirement

The Company is a member of the FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $3,377,229 which was approximately $3,265,613 in excess of its minimum net capital requirement of approximately $111,716. The Company's percentage of aggregate indebtedness to net capital was 49.62%.

### 9.  Subsequent events

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued. Other than as stated below, the evaluation did not result in any additional subsequent events that required disclosure and/or adjustment.

On October 29, 2025, the Company entered into a definitive agreement to be purchased (the "Acquisition") by a leading financial institution (the "Buyer"). On January 27, 2026, the Company completed this Acquisition, and became a wholly owned subsidiary of the Buyer upon the fulfillment of customary closing conditions.  Subsequent to the Acquisition, the Company's operations are expected to begin integration into the Buyer's operational, financial reporting, and regulatory frameworks.

### 9. Subsequent events (continued)

On February 19, 2026, the Company announced a revised fee structure, reducing standard transaction commission rates for both buy-side and sell-side participants. This change is expected to materially impact the Company's revenues and transaction volume in future reporting periods.